FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March & April 2004

GENCO RESOURCES LTD.

(Translation of registrant's name into English)

Suite 550 - 999 West Hastings Street Vancouver, BC V6C 2W2

(Address of principal executive offices)

Attachments:

1.

News Releases:  May 12, 2004 and June 29, 2004.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GENCO RESOURCES LTD.
(Registrant)

Date: July 7, 2004	By: /s/ “Robert Gardner”
Name

Its: Director
(Title)

Suite 550 – 999 West Hastings, Vancouver, B.C., Canada V6C 2W2

May 12, 2004

For Immediate Release

GENCO ANNOUNCES THIRD QUARTER PRODUCTION

FROM LA GUITARRA MINE

Genco Resources Ltd. (GGC: TSX-VENTURE) (“GENCO”) is pleased to announce it’s Third Quarter production results from operations at La Guitarra Mine in the Temescaltepec District, Mexico.  Precious metal production from the February to April 2004 quarter totaled 83,687 ounces of silver (Ag) and 755 ounces of gold (Au).

The silver production for the third quarter increased by approximately 12% over the second quarter production and gold production for the third quarter increased by approximately 18% over the second quarter production.

The following table outlines the company’s first to third quarter results:

Production Table August 2003 to April 2004

	1st Quarter	2nd Quarter	3rd Quarter	Total
Silver Production in Ounces	65,967	74,736	83,687	224,390
Gold Production in Ounces	732	638	755	2,125
Tonnes Milled	10,317	10,021	10,497	30,835

For more information, please contact:

GENCO RESOURCES LTD. (GGC: TSX-V)

gencoinfo@telus.net

Phone: (604) 682-2205

Fax:      (604) 682-2235

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THE CONTENTS OF THIS RELEASE,

AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THE CONTENTS OF THIS RELEASE.

Suite 550 – 999 West Hastings,  Vancouver,  B.C.,  Canada  V6C 2W2

Tel:  (604) 682-2205  Fax:  (604) 682-2235  www.gencoresources.com

GGC (TSX Venture Exchange)

Suite 550 – 999 West Hastings, Vancouver, B.C., Canada V6C 2W2

Trading Symbol TSX: GGC

NEWS ANNOUNCEMENT FOR IMMEDIATE RELEASE

GENCO REPORTS DRILL RESULTS FROM LA GUITARRA MINE

Vancouver, British Columbia, Canada

June 29, 2004

Genco Resources Ltd. (GGC: TSX-VENTURE) (“GENCO”) is pleased to announce the initial results of the drill program within the Temascaltepec District in Mexico.  The initial 850-meter drilling program was carried out by B.D.W. International Drilling Inc. of Rouyn-Noranda, Quebec, Canada and supervised by James McDonald, P.Geo, a “qualified person” for the purposes of NI 43-101 standards of Disclosure for mineral projects.  The program consisted of three (3) holes drilled 140 meters to 250 meters southeast of the San Raphael ore shoot and spaced approximately 50 meters apart.

The three (3) holes were targeted to test a new unexplored area of the Temascaltepec Mining District.  The program has met with early success in the discovery of a new mineralized zone named the San Raphael Extension.

The new San Raphael Extension is interpreted as a mineralized extension of the San Rafael zone, which is in turn the extension of the Doncellas and La Guitarra veins.  It is a blind discovery in a region of post-mineral basalt cover ranging in depth of between 65 meters and 82 meters.  The post mineral basalt cover continues for approximately 3 kilometers to the southeast, where the veins re-emerge.  The discovery of the San Raphael Extension is significant as it indicates the repetition of the main ore shoots encountered in La Guitarra Mine every 200 meters to 400 meters appears to continue under the basalt cover.  This apparent continued repetition and the fact that historically, the La Guitarra veins have productive mineralization over 30 per cent of their strike length means the basalt covered area holds good discovery potential.

All three (3) drill holes, in this drill program, intercepted the new zone which is open to the south-east and open at depth Of the three holes the most southeasterly (BDW 155-04) encountered high silver grades and moderate gold grades that the company hopes is indicative of a new ore shoot.  All vein material samples from the new San Raphael Extension were first fire assayed at Genco’s supervised laboratory at the La Guitarra mine site using conventional fire assay analysis.  The rejects were then prepared at Chemex Laboratory in Hermosillo, Mexico and then shipped to Chemex’s Laboratory, in Vancouver, Canada, for fire assay with AA and gravimetric finish on over limit values.  All results confirm initial results within accepted industry range.

Production Table

HOLE #	INTERCEPT IN METERS	GOLD GRAMS/TONNE	SILVER GRAMS/TONNE	ZINC %
BDG 151-04.55		2.6	98	-
BDG153-04	.2 1.25	1.0	289 88.61	-
BDG 155-04	2.2	2.55	761	4.99

The mineralized trend, in which both the San Rafael Extension and San Rafael Zone sit, was traced using geophysics.  Geophysics was very successful in predicting the mineralized zone beneath the basalt cover and predicting its depth.  Therefore, Genco plans to complete a geophysical survey over the basalt-covered area.  Drill programs will then be conducted to test the San Rafael Extension and the trace of the mineralized veins beyond the San Rafael zone.

Genco also wishes to announce that the company has accepted the resignation of John Lepinski from the companies Board of Directors effective June 22, 2004.

 For more information, please contact:

GENCO RESOURCES LTD. (GGC: TSX-V)

gencoinfo@telus.net

Phone: (604) 682-2205

Fax:      (604) 682-2235

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THE CONTENTS OF THIS RELEASE,

AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THE CONTENTS OF THIS RELEASE.

Suite 550 – 999 West Hastings,  Vancouver,  B.C.,  Canada  V6C 2W2

Tel:  (604) 682-2205  Fax:  (604) 682-2235  www.gencoresources.com

GGC (TSX Venture Exchange)

GENCO RESOURCES LTD.

Vancouver, BC

CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended April 30, 2004

GENCO RESOURCES LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended April 30, 2004

Notice to Reader

Consolidated Balance Sheet

Exhibit "A"

Consolidated Statement of Loss and Deficit

Exhibit "B"

Consolidated Statement of Cash Flows

Exhibit "C"

Notes to Consolidated Financial Statements

Exhibit "D"

Schedule of Deferred Exploration and Mine Development Costs

Schedule "1"

______________________________

Exhibit "A"

GENCO RESOURCES LTD.

Interim Balance Sheet

(Unaudited – Prepared by Management)

April 30, 2004

April 30

July 31

Assets

2004

2003

Current:

Cash

$

331,227

$

672,195

Accounts receivable

1,012,510

6,144

Inventory

217,939

-

Prepaid expenses and deposits

146,646

5,000

1,708,322

683,339

Mineral properties (Note 4)

20,000

40,000

Deferred acquisition costs

          175,757

354,091

Deferred exploration and mine development costs

893,718

-

Capital assets (Note 6)

8,881,953

63,915

$

11,679,750

$

1,141,345

Liabilities

Current:

Accounts payable and accrued liabilities

$

1,044,825

$

317,991

Accrued interest payable to related parties (Note 7)

23,811

23,812

Loans from related parties (Note 7)

49,590

49,590

Current portion of long-term debt (La Guitarra purchase payment)

659,300

-

1,777,526

391,393

Long-term debt (La Guitarra – NPV La Guitarra Balance)

4,615,100

-

6,392,626

391,393

Shareholders' Equity

Share Capital (Note 8)

10,059,294

5,744,951

Subscriptions receivable

(34,627)

            -

Deficit, per Exhibit "B"

4,737,543

4,994,999

5,287,124

         749,952

$

11,679,750

$

1,141,345

Approved by the Directors:

          “Robert Gardner”           :

Director

          “Jim McDonald”            :

Director

Exhibit "B"

GENCO RESOURCES LTD.

Interim Statement of Loss and Deficit

(Unaudited - Prepared by Management)

For the Nine Months Ended April 30, 2004

Three Months

Three Months

Nine Months

Nine Months

Ended

Ended

Ended

Ended

April 30,

April 30,

April 30,

April 30,

2004

2003

2004

2003

Revenue:

     Sales

$

1,196,814

$

680

$

3,186,710

$

930

Cost of Sales:

Production costs

883,658

-

2,267,194

-

Smelting

60,175

-

151,308

-

Refining

27,889

-

71,665

-

Royalty

38,535

-

98,161

-

1,010,257

-

2,588,328

-

Gross Profit

186,557

680

598,382

930

Expenses:

Accounting

17,000

26,996

21,746

37,059

      Amortization

7,781

142

9,109

142

Fees, dues and licenses

14,526

2,947

36,314

14,149

Foreign exchange (gain)

31,653

-

(59,521)

-

Insurance

16,898

-

16,898

-

Interest and bank charges

44,281

2,008

60,563

6,084

Legal

21,839

7,159

45,944

38,327

Management & Consulting fees

55,500

45,302

150,150

66,302

Office and rent

45,959

15,098

91,824

31,069

Travel and promotion

47,785

22,046

103,909

22,046

Wages

42,843

9,517

118,990

11,634

346,065

131,215

595,926

226,812

Income (Loss) before gain on sale of property

(159,508)

   (130,535)                     2,456

        (225,882)

Gain (loss) on sale of property

 255,000

       -

       255,000

            -

Net Income (Loss)

   95,492

       257,456

Deficit, beginning

4,833,035

4,293,009

4,994,999

4,197,662

Deficit, ending, to Exhibit "A"

$

4,737,543

$

4,423,544

$

4,737,543

$

4,423,544

 - See accompanying notes -

Exhibit "C"

GENCO RESOURCES LTD.

Interim Statement of Cash Flows

(Unaudited - Prepared by Management)

For the Nine Months Ended April 30, 2004

Three Months

Three Months

Nine Months

Nine Months

Ended

Ended

Ended

Ended

April 30,

April 30,

April 30,

April 30,

2004

2003

2004

2003

Operating Activities:

Net Income, per Exhibit "B"

$

95,492

$

(130,535)

$

257,456

$

(225,882)

Adjustment for -

Amortization

69,606

142

172,862

142

165,098

(130,393)

430,318

(225,740)

Changes in non-cash working capital -

(Increase) decrease in other current assets

(215,045)

9,333

(1,365,951)

(13,512)

Increase in accounts payable and

accrued liabilities

409,619

14,440

726,834

21,007

Increase (decrease) in current portion

of long-term debt

-

-

659,300

-

Cash flows from (used) in operating activities

359,672

(106,620)

450,501

(218,245)

Investing Activities:

Purchase of capital assets

(898,979)

(11,384)

(8,990,900)

(11,384)

     Acquisition of Mineral Property

          20,000

             20,000

      Deferred acquisition costs

                                              (175,757)              -

178,334

  -

Deferred exploration and development

expenses, net of items not involving cash

(104,560)

(976)

(893,718)

(976)

Cash flows used in investing activities

(1,159,296)

(12,360)

(9,686,284)

(12,360)

Financing Activities:

Proceeds from long-term debt

-

-

4,615,100

-

Decrease in long-term payable

-

-

(12,328)

Decrease in loans from related parties

-

-

-

(245,091)

Increase (decrease) in accrued interest

payable to related parties

-

1,280

(1)

(26,179)

Issuance of share capital

1,050,064

100,000

4,279,716

627,750

Cash flows from financing activities

1,050,064

101,280

8,894,815

344,152

Net Increase (Decrease) in Cash

250,440

(17,700)

(340,968)

113,547

Cash, beginning

80,787

170,883

672,195

39,636

Cash, ending

$

331,227

$

153,183

$

331,227

$

153,183

Supplemental Disclosure of Cash Flow information:

Interest paid

$

44,281

$

2,008

$

60,563

$

6,084

 - See accompanying notes -

Exhibit "D"

GENCO RESOURCES LTD.

Notes to Financial Statements

(Unaudited - Prepared by Management)

April 30, 2004

1.

General Information:

The Company was incorporated under the laws of the Province of British Columbia on February 28, 1980 as Senlac Oil & Gas Ltd.  The Company changed its name to Rule Resources Ltd. on June 13, 1980, to Globe Resources Inc. on March 9, 1990, and to Genco Resources Ltd. on March 30, 1998.

On August 1, 2003 the Company acquired all of the issued and outstanding shares of La Guitarra Compania Minera S.A. de C.V. from Wheaton River Minerals Ltd.  The purchase price for the acquisition was US $5,000,000 with consideration being a combination of the issuance of shares and debt.  Under the purchase agreement and as part of the consideration, Genco issued 1,380,315 shares valued at Cdn. $1.02 per share to the vendor to satisfy US $1,000,000 of the purchase price.  Genco agreed to pay the balance of US $4,000,000 by payments of $500,000 on each of the first through eighth anniversaries of the closing date.  La Guitarra is a wholly owned subsidiary incorporated under the laws of Mexico.

2.

Accounting Policies:

These financial statements have been prepared in accordance with generally accepted accounting principles accepted in Canada applicable to a going concern and reflect the policies outlined below.

a)

Basis of Presentation -

These consolidated financial statements include the accounts of the parent company and its wholly owned subsidiaries, Rule Nevada Inc. and La Guitarra Compania Minera, S.A. de C.V. ("La Guitarra")  All significant inter-company accounts and transactions have been eliminated.

Certain exploration activities are conducted jointly with others, through joint ventures.  These financial statements reflect only the Company's proportionate interest in those activities.

The Company is in the process of exploring mineral properties and has yet to determine whether the properties contain economically recoverable reserves.  The recovery of amounts shown for resource properties and related assets are dependent on the existence of economically recoverable reserves, on the ability of the Company to obtain financing to complete development, and on future profitable operations.

b)

Share Option Plan -

As of August 1, 2002, the Company adopted the standard of the CICA Handbook, Stock-Based Compensation and Other Stock-Based Payments, which has been applied prospectively.  All stock-based awards made to non-employees and employees are recognized and measured using the fair value based method at the date of grant.  The Company uses the Black-Scholes model to estimate fair value.

c)

Capital Assets -

Capital assets are recorded at cost. Amortization is provided for as follows:

Furniture and fixtures

20% declining balance

Automobile

30% declining balance

Mining equipment

Units of production

Leasehold improvements

5 years

Exhibit "D" - Continued

GENCO RESOURCES LTD.

Notes to Financial Statements

(Unaudited - Prepared by Management)

April 30, 2004

2.

Accounting Policies: (Continued)

d)

Foreign Currency Translation -

Foreign currencies have been converted to Canadian funds at the exchange rates in effect on the dates of the transactions with the exception of current assets and liabilities that have been converted at the year end date.

e)

Use of Estimates -

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management's best knowledge of current events and actions the company may undertake in the future, actual results may differ from the estimates.

3.

Financial Instruments:

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, loans from related parties, accrued interest payable to related parties and long term debt.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of the financial instruments approximate their carrying values, unless otherwise noted.

4.

Mineral Properties:

Oest, Nevada

20,000

Details of Mineral Properties:

Transvaal Property - Kamloops Mining Division, B.C.

On April 19, 2004 the Company entered into an agreement with Getty Copper Inc. (“Getty”) to sell the Company’s holdings in the Kamloops Mining Division, the Transvaal Property, to Getty.  At the completion of the transaction the Company will no longer have any holdings in the Kamloops Mining Division or any interest in the Transvaal Property.

Oest Property - Lyon County, Nevada, U.S.A.

The Company owns eight patented and six unpatented claims in the Devils Gate-Chinatown Mining District.  During the period ended April 30, 2004 the Company expended $Nil (2003 - $976) related to these claims.

Exhibit "D" - Continued

GENCO RESOURCES LTD.

Notes to Financial Statements

(Unaudited – Prepared by Management)

April 30, 2004

5.

Acquisition of La Guitarra:

Pursuant to a purchase agreement dated August 1, 2003, Genco acquired 100% of the outstanding common shares of La Guitarra. The results of La Guitarra's operations have been included in the consolidated financial statements since that date. La Guitarra is an operating mine located in Mexico.

The purchase price of the transaction was US $5,000,000 (Cdn. $6,996,000) with consideration being a combination of the issuance of shares and debt.  Under the purchase agreement and as part of the consideration, Genco issued 1,380,315 shares valued at Cdn. $1.02 per share to the vendor to satisfy US $1,000,000 of the purchase price.  Genco agreed to pay the balance of US $4,000,000 by payments of $500,000 on each of the first through eighth anniversaries of the closing date.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition in Canadian dollars.

As at August 1, 2003:

Current assets

   $   1,723,000

Property, plant and equipment

     6,429,127

Total assets acquired

8,152,127

Total liabilities assumed

(1,156,127)

Net assets acquired

$

6,996,000

6.

Capital Assets:

April 30,

July 31

Accumulated

2004

 2003

  Cost

Amortization

Net

Net

Automotive

$

19,953

$

2,834

$

17,119

$

10,815

Computer equipment

9,921

853

9,068

-

Drilling equipment

86,303

5,939

80,364

-

Furniture and fixtures

15,920

2,861

13,059

13,275

Mining equipment

8,957,642

230,699

8,726,943

-

Leasehold improvements

44,250

8,850

35,400

39,825

$

9,133,989

$

252,036

$

8,881,953

$

63,915

7.

Related Party Transactions:

As at April 30, 2004 loans from related parties amount to $49,590 (July 31, 2003 - $49,590) and are payable to corporations related by way of a director in common.  Loans from related parties are due on demand, bear no interest and have no fixed terms of repayment.

As at April 30, 2004 interest payable to directors or companies controlled by directors amounted to $23,812 (July 31, 2003 - $23,812).

During the nine month period ended April 30, 2004 management and consulting fees paid to directors and officers of the company amounted to $153,220 (July 31, 2003 - $66,302).

Exhibit "D" - Continued

GENCO RESOURCES LTD.

Notes to Financial Statements

(Unaudited - Prepared by Management)

April 30, 2004

7.

Related Party Transactions: (Continued)

During the nine month period ended April 30, 2004 rent of $37,443 (2003 - $17,245) was paid to a company related by way of director in common.

8.

Share Capital:

The Company is authorized to issue 100,000,000 common shares without par value.

Number of shares

Amount

Balance - July 31, 2002

4,891,481

$

3,871,044

Private placement less costs of issue

4,700,000

888,880

Exercise of warrants

4,966,682

496,667

Stock compensation expense

-

488,360

Balance - July 31, 2003

14,558,163

5,744,951

Private placement less cost of issue

2,213,465

2,758,338

Issuance of share capital on purchase of La Guitarra

1,380,315

1,407,921

Stock options exercised

486,326

148,084

Balance - April 30, 2004

18,638,269

$

10,059,294

The Company has established a share purchase option plan whereby the Company's directors may from time to time grant options to directors, employees or consultants.  As of April 30, 2004, 1,607,000 options have been granted to directors, employees and consultants of the Company.  1,375,000 options have been granted at an exercise price of $0.75 which expire on February 28, 2008 and can be exercised at any time up to that date.  In addition 232,000 options have been granted at an exercise price of up to $1.50 which expire on November 5, 2005 (100,000 options) and June 2, 2008. During the period ending October 3, 2003 the Company received $174,750 from the exercise of 233,000 options, during the period ending January 31, 2004 the Company received $75,000 from the exercise of 100,000 options, and during the period ending April 30, 2004 there were no options exercised.  There are currently 1,274,000 options outstanding.  The share purchase options have determined fair value of $646,800 and the compensation expense is charged to operations over the vesting period.

On July 11, 2003, the Company completed a private placement for 700,000 units at $0.72 per unit.  Each unit comprised one common share and one share purchase warrant which is exercisable to purchase an additional common share at $0.90 per share until July 31, 2005.

On November 18, 2003 the Company completed a private placement for 575,000 units at $1.20 per unit.  Each unit comprised one common share and one share purchase warrant which is exercisable to purchase an additional common share at $1.30 per share until November 18, 2005.

On January 5, 2004 the Company completed a private placement for 574,500 units for $1.40 per unit.  Each unit comprised of one common share and one share purchase warrant which is exercisable to purchase an additional common share at $1.30 per share until November 18, 2005.

.

Exhibit "D" - Continued

GENCO RESOURCES LTD.

Notes to Financial Statements

(Unaudited - Prepared by Management)

April 30, 2004

8.

Share Capital: (Continued)

On March 22, 2004 the Company completed a private placement for 764,000 units for $1.50 per unit.  Each unit comprised of one common share and one share purchase warrant which is exercisable to purchase an additional common share at $1.55 per share until April 26, 2006

Compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company's share price of 76%, an annual risk free interest rate of 4.2% and vesting over various periods from immediately to 5 years.

Schedule "1"

GENCO RESOURCES LTD.

Schedule of Deferred Exploration and

Mine Development Costs

(Unaudited - Prepared by Management)

April 30, 2004

Nine Months

Ended

April 30,

2004

Administrative

$

30,991

Core storage

3,776

Drilling

283,115

Drilling, surveying and lab fees

9,137

Engineering reports

1,907

Environmental reports

878

Insurance

14,849

Lab fees

12,958

Large equipment and supplies

91,811

Management fees

12,595

Small equipment and supplies

126,737

Subcontract, wages and benefits

277,437

Surveying

14,601

Travel and vehicle expenses

12,926

$

893,718

GENCO RESOURCES LTD.

Quarterly Report

For the Nine Months Ended April 30, 2004

Schedule A:

Financial Information - attached

Schedule B:

Supplementary Information

1.

            See Schedule “A”

2.

            See Schedule “A”

3.

See Schedule “A”

4. (a), (b), (c)

See Schedule “A” Financial Statements

5.

Directors:

Jim McDonald – President

Robert Gardner – Chairman

Joseph F. Church

Eduardo Luna

Brian R.D. Smith

Gordon Blankstein

Officers:

Bruno Barde – VP Exploration

Wayne Moorhouse – VP Finance

Schedule C:

Management Discussion

The following discussion and analysis should be read in conjunction with Genco Resources Limited’s consolidated financial statements and related notes.

Description of Business

Genco Resources Ltd. (the “Company”) is in the business of developing, and exploiting mineral properties.  The Company’s focus has been precious metals, specifically gold and silver, and the Company’s main asset is a producing mineral property located in Mexico.  Company Management believes in growth through the identification and acquisition of properties in production or properties with a high probability of future production.

The Company’s primary asset, La Guitarra Compania Minera, S.A. de C.V. (“La Guitarra”) was acquired from Wheaton River Minerals Ltd. on August 1, 2004.  La Guitarra  operates a producing silver/gold mine in Mexico State, Mexico.  Key assets of La Guitarra include a 340 tonne per day mill, extensive mine infrastructure, mine equipment, an experienced and skilled workforce, and extensive mineral claims.  Historical annual production at La Guitarra has been 13,000 – 20,000 gold equivalent ounces.

During the nine month period ending April 30, 2004 the Company invested in extensive exploration and development work at La Guitarra to expand reserves, increase production, and open new areas for mining.  The Company anticipates initiatives taken in the first nine months of the year will begin to be reflected in results near the end of the year.

The Company also maintains patented and located mineral claims in Nevada (“Oest” claims).  There are currently no plans to proceed with exploration or development of the Oest claims, but the company intends to maintain the claims in good standing for future exploitation.

On April 19, 2004 the Company entered into an agreement to sell Getty Copper Inc. (“Getty”) the Company’s Transvaal property located in the Kamloops Mining District of British Columbia.  The agreement calls for Getty to pay $275,000 CDN for the Company’s 100% interest in the Transvaal property.

Company continues to pursue expansion through the acquisition of production or near production stage resource properties.

Operations and Financial Conditions

The Company showed a net profit for the nine months ending April 30, 2004 of $257,456 on revenues of $3,186,710, and costs of $3,184,254 compared to a loss of $225,882 on revenues of $930 and costs of $26,812 for the nine months ending April 30, 2003.  The acquisition of La Guitarra on August 1, 2003 significantly effect year over year results.  During the period wages (2004: $118,990; 2003: $11,634) and office expenses (2004: $91,824; 2003: $31,069) increased as a result of moving into new offices and hiring staff to assist in office operations, business development, and mine operations.  Accounting costs decreased (2004: $21,746; 2003: $37,059) as a result of the Company doing more accounting internally.  Travel and promotion (2004: $103,909: 2003 $22,046) costs have increased due to increased travel relating to mine operations and an increase in investor relations activities.  Management and consulting fees increased (2004: $150,150; 2003: $66,302) as a result of soliciting professional advice relating to operations at La Guitarra and also increases in financing activities and general company operations.  During the period there was an amortization expense of $9,109 relating to office furniture and equipment.  Fees, dues, and licenses costs increased (2004: $36,314; 2003: $14,149) due to increased regulatory fees and transfer fees associated with listing and financing activities.  The currency gain of $59,521 is a result of the financing arrangement made in the purchase of La Guitarra and a favorable move in the Canadian dollar in relation to the American dollar.  Interest and bank charges have increased (2004: $60,563; 2003: $6,084) as a result of the financing agreement for La Guitarra and costs incurred in setting up a CDN $1,500,000 line of credit with the Toronto Dominion Bank.  Legal fees (2004: $45,944; 2003: $38,327) where higher in the period ending April 30, 2003 due to increased financing activities and retaining legal council in Mexico.  Insurance costs (2004: $16,898; 2003: $0) have increased due to the purchase of insurance for the Vancouver office and providing special risk protection for employees traveling to, and working in Mexico .

Financings, Principal Purposes and Milestones

At the Annual and Extraordinary General Meeting held November, 20, 2002 the shareholders approved the following resolutions:

An ordinary resolution to amend the share option plan in compliance with the policies of the TSX in which 1,780,000 shares will be reserved for issuance under the share option plan and in compliance with the policies of the TSX

Venture Exchange (“TSX”).

As of April 30, 2004, 1,607,000 options have been granted to directors, employees and consultants of the Company.  There have been 1,375,000 options granted at an exercise price of $0.75 which expire on February 28, 2008, and can be exercised at any time up to that date.  In addition there are 232,000 options outstanding at an exercise price of up to $1.50 which expire on November 5, 2005 (100,000 options) and June 2, 2008. During the period ending October 31, 2003 the company received $174,750 from the exercise of 233,000 options, during the period ending January 31, 2004 the company received an additional $75,000 from the exercise of 100,000 options, and during the period ending April 30, 2004 there were no options exercised.  There are currently 1,274,000 options outstanding.

On July 11, 2003, the Company completed a private placement of $504,000.  The placement consists of 700,000 units @ $0.72 per unit.  Each unit consists of one common share and one share purchase warrant exercisable to purchase one common share at $0.90 per share for two years from the date of issuance.

On November 18, 2003 the Company completed a private placement of $691,200.  The placement consists of 576,000 units at $1.20 per unit.  Each unit consists of one common share and one share purchase warrant exercisable to purchase one common share at $1.30 per share exercisable for two years from closing.

On January 5, 2004 the Company completed a private placement of $805,000.  The placement consists of 574,500 units at $1.40 per unit.  Each unit consists of one common share and one share purchase warrant exercisable to purchase one common share at $1.45 per share exercisable for one year from date of issuance.

On March 22, 2004 the Company completed a private placement of $1,146,000.  The placement consists of 764,000 units at $1.50 per unit.  Each unit consists of one common share and one share purchase warrant exercisable to purchase one common share at $1.55 per share for a period of two years from date of issuance.  Proceeds from this placement will be used for the continuation of planned infrastructure upgrades, exploration and development at La Guitarra.

On May 5, 2004 the Company received $49,833 from the exercise of 38,333 warrants at an exercise price of $1.30.  These warrants were issued on the November 18, 2003 Private Placement.

Investor Relations

During the period the Company used its own staff and resources for shareholder and institutional investor relations.

Regulatory Approvals

During the period ending April 30, 2004 the Company did not require or seek regulatory approval for any of its transactions other than the private placements described above.

Subsequent Events

On June 22, 2004 Mr. John Lepinski resigned as a director of the Company.  At this time there are no plans to replace Mr. Lepinski.

Liquidity and Solvency

Cash and equivalents as of April 30, 2004 was $1,728,322 up from $683,339 on July 31, 2003.

The Company is confident it has sufficient liquidity to meet its current financial obligations.  In addition to cash and equivalents a $1,500,000 line of credit negotiated with the Toronto Dominion Bank on August 8, 2003 is available if to bridge any short term funding deficiency.  It is expected that capital investments initiated at La Guitarra during the first half of 2004 combined with higher than anticipated prices for both gold and silver will result in higher production and margins during the second half of the year 2004.

Outlook

The Company continues to pursue the acquisition of production or near production stage projects with significant upside potential while simultaneously growing its existing assets.  Management believes that investments made over the nine month period ending April 30, 2004 at La Guitarra will allow a sustainable increase in production to occur during the upcoming months leading to increased profitability and organic growth.